[GRAPHIC OMITED]




Jean Yu
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:  P.A.M. Transportation Services, Inc. (the "Company")
     Form 10-K for the fiscal year ended December 31, 2004
     File No. 0-15057


Dear Ms. Yu,

We appreciate your comments regarding our Form 10-K for the year ended December 31, 2004 and welcome any opportunity to enhance the quality of information provided to users. In accordance with your request we have addressed each of your comments individually and have either provided information confirming agreement to revise future filings, or have provided additional information which we believe supports our position that the current presentation is appropriate.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

ITEM 6 - SELECTED FINANCIAL DATA, PAGE 11
-----------------------------------------

1. PLEASE NOTE THAT IN ACCORDANCE WITH ITEM 301(B)(2) OF REGULATION S-K, YOU SHOULD DESCRIBE (BY FOOTNOTE OR OTHERWISE) ANY FACTORS THAT MATERIALLY AFFECT THE COMPARABILITY OF INFORMATION INCLUDED IN SELECTED FINANCIAL DATA. IN THIS REGARD, WE NOTE THAT DURING FISCAL 2002 YOU RECEIVED $54 MILLION IN PROCEEDS FROM YOUR SALE OF EQUITY SECURITIES IN WHICH YOU PAID DOWN A SIGNIFICANT PORTION OF YOUR LONG-TERM DEBT AND IN FISCAL 2003, YOU ACQUIRED THE ASSETS AND BUSINESSES OF EAST COAST TRANSPORT AND MCNEILL TRUCKING, INC. TO THE EXTENT, THESE AND OTHER TRANSACTION ARE MATERIAL TO AND AFFECT THE TRENDS OF YOUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS, YOU SHOULD CONSIDER REVISING FUTURE FILINGS TO BRIEFLY DESCRIBE OR CROSS-REFERENCE TO A DISCUSSION THEREOF.

RESPONSE
--------
The Company agrees that future filings will be revised to include a cross reference in Item 6 - Selected Financial Data to a discussion of the affect on financial condition and results of operations of material transactions, including the $54 million in proceeds from the sale of equity securities and the acquisitions of East Coast Transport, Inc. and McNeill Trucking, Inc.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS
--------------
TRUCKLOAD SERVICES, PAGE 13
---------------------------
LOGISTICS AND BROKERAGE SERVICES, PAGE 15
-----------------------------------------

2. WE NOTE FROM THE DISCUSSION INCLUDED IN MD&A THAT THE COMPANY'S OPERATIONS INVOLVE BOTH PROVIDING TRUCKING FREIGHT SERVICES AND PROVIDING BROKERAGE AND LOGISTICS SERVICES. WE ALSO NOTE FROM THE DISCUSSION ON PAGE 12 THAT THE COMPANY BELIEVES IT CONDUCTS ITS OPERATIONS IN ONLY ONE SEGMENT, THE MOTOR CARRIER SEGMENT.

PLEASE EXPLAIN IN FURTHER DETAIL WHY MANAGEMENT BELIEVES THAT THE COMPANY'S TRUCKLOAD FREIGHT AND BROKERAGE AND LOGISTICS SERVICES DO NOT REPRESENT SEPARATE REPORTABLE SEGMENTS FOR WHICH THE DISCLOSURES OUTLINED IN SFAS NO. 131 SHOULD BE PROVIDED. AS PART OF YOUR RESPONSE, PLEASE EXPLAIN IN DETAIL HOW THE COMPANY'S CHIEF OPERATING DECISION MAKER REVIEWS AND ANALYZES THE COMPANY'S OPERATIONS FOR PURPOSES OF ASSESSING PERFORMANCE AND ALLOCATING RESOURCES. ALSO, IF THE COMPANY DOES BELIEVE THAT THESE OPERATIONS ARE SEPARATE SEGMENTS, BUT THAT THEY MEET THE CRITERIA FOR AGGREGATION OUTLINED IN PARAGRAPH 17 OF SFAS NO. 131, PLEASE EXPLAIN IN DETAIL THE BASIS FOR THIS CONCLUSION.

IN THE EVENT THAT THESE OPERATIONS DO NOT MEET THE REQUIREMENTS OUTLINED IN SFAS NO. 131 FOR PRESENTATION AS SEPARATE SEGMENTS, PLEASE REVISE THE NOTES TO THE COMPANY'S FINANCIAL STATEMENTS TO DISCLOSE THE AMOUNT OF REVENUES ATTRIBUTABLE TO THE COMPANY'S TRUCKLOAD FREIGHT AND BROKERAGE AND LOGISTICS SERVICES. REFER TO THE REQUIREMENTS OF PARAGRAPH 37 OF SFAS NO. 131.

RESPONSE
--------
IDENTIFICATION OF OPERATING SEGMENTS
------------------------------------
The Company considers SFAS No. 131 guidance each period in accordance with documented and tested closing and disclosure processes. The conclusions the Company has consistently reached pertaining to this matter follow.

The Company's chief operating decision maker, the Chief Executive Officer, evaluates the Company's operations each month and quarter by examining a standard reporting package consisting of an income statement for our eight operating legal subsidiaries.

Each of these subsidiaries represent operating segments, as defined by the three criteria in paragraph 10 of SFAS No. 131. Several inactive operating subsidiaries are listed in our December 31, 2004 Form 10-K, Page 1, Item 1.
Business. However, none of these inactive operating subsidiaries had any operations, nor do any fulfill any of the criteria found in paragraph 10 of SFAS No. 131.

The eight operating segments represent wholly owned operating subsidiaries of P.A.M. Transportation Services, Inc.

-     P.A.M. Transport, Inc.
-     P.A.M. Dedicated Services, Inc.
-     Choctaw Express, Inc.
-     Allen Freight Services, Inc.
-     Decker Transport Co., Inc.
-     McNeill Express, Inc.
-     S&L Logistics
-     East Coast Transport & Logistics, LLC.

A "Corporate" overhead income statement is also provided to the chief operating decision maker that represents a repository for expenses that apply to the entity as a whole, such as income taxes. This repository does not represent an operating segment under the guidance in paragraph 11 of SFAS No. 131.

The Company has determined that each of these eight components of our business represent operating segments because each is a component of our enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of our enterprise),

b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.    For which discrete financial information is available.

Each of the eight operating segments discussed above is then summarized into an income statement for "Truckload Services" or "Logistics and Brokerage Services", based on the type of operation that constitutes the majority of their business. P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Allen Freight Services, Inc., Decker Transport Co., Inc., McNeill Express, Inc., and S&L Logistics are summarized into Truckload Services. The logistics operations of Decker Transport Co., Inc. and East Coast Transport and Logistics, LLC are summarized into Brokerage and Logistics Services. The resulting income statement for Truckload Services and Logistics and Brokerage Services are then summarized into a consolidated income statement for the entire Company, P.A.M. Transportation Services, Inc.

Truckload and Brokerage and Logistics services do not represent separate operating segments under paragraph 10 of SFAS 131. As discussed above, our eight operating subsidiaries represent operating segments and we have chosen to provide detailed MD&A disclosure of our operating segments grouped as Truckload Services and Brokerage and Logistics Services to facilitate our discussion. We currently provide the revenues attributable to the Truckload Services and Brokerage and Logistics Services in the MD&A section of Form 10-K, as well as, other information that we feel is useful to readers. This disclosure was added for the first quarter of 2004, in response to the December 19, 2003 Securities and Exchange interpretive guidance regarding MD&A disclosures. The Company determined that this grouping of operations is helpful to users of its financial statements because it provides detail of income statement line items between the two types of operations. For example, certain expense lines that are present in the truckload services income statement are included in one expense line (purchased transportation) in the Logistics and Brokerage Services operation. Also, the operating segments grouped into Truckload Services own trucks used to haul loads in addition to contracting with owner operators to haul loads and brokering loads with other carriers. The operating segments grouped into Brokerage and Logistics Services broker loads with the Truckload Services companies in addition to brokering loads with other carriers. This distinction represents different ways of doing business and appears helpful and informative but, nevertheless, all segments have similar economic characteristics as demonstrated in the accompanying paragraphs in this response.

AGGREGATION CRITERIA
--------------------
The eight operating segments meet all of the aggregation criteria found in paragraph 17 of SFAS No. 131 and therefore we believe it is appropriate to aggregate them into one reportable segment. The nature of the products and services, the production process, type of customer and regulatory environment are similar.

As an example of the similarity, the Company utilizes various combinations of the operating segments to facilitate a particular shipment with each participating operating segment earning revenue. An example of this arrangement would be if P.A.M. Transport, Inc. had a contract with a customer, but had no truck available in the pickup area. However, McNeill Express, Inc. had a truck and hauled the load half way to the destination. At this point, the McNeill driver drops the load at a terminal leased by Allen Freight Services where it is picked up and hauled to its destination by a carrier contracted to East Coast Transport and Logistics. In these cases revenue is allocated to each of the operating segments based on miles driven. This arrangement happens many times each day in the regular course of our business.

A) THE NATURE OF THE PRODUCTS AND SERVICES - for all segments the service is freight transportation. These segments compete for business in the same economic environment, and compete against the same external competition.

B) THE NATURE OF THE PRODUCTION PROCESS - the nature of the process is movement of freight from one point to another by tractor / trailer combinations registered for 80,000 lb. gross weight.

C) THE TYPE OR CLASS OF CUSTOMER FOR THEIR PRODUCTS AND SERVICES - customer base is homogenous; many segments share common customers (such as General Motors, Proctor and Gamble, Trane Co., Inc. among others). In addition, operating segments often share in the earning of the revenue stream.

D)   THE  METHODS  USED TO DISTRIBUTE THEIR PRODUCTS OR PROVIDE THEIR SERVICES -
     The service provided by all operating segments is truckload freight transportation and involves the use of tractor / trailer combinations registered for 80,000 lb. gross weight.

E) IF APPLICABLE, THE NATURE OF THE REGULATORY ENVIRONMENT - all segments are regulated by the Federal Highway Administration, U.S. Department of Transportation, and various other Federal and state regulatory bodies.

SIMILAR ECONOMIC CHARACTERISTICS - For the qualitative and quantitative reasons below the Company concluded that all eight segments have similar economic characteristics. They compete in the same economic environment and are affected in similar ways by changes in this environment. Further evidence of the similarity in economic conditions is noted in the very similar operating margins of the segments (see Schedule A). The Company expects the trend of similar long term economic characteristics to continue into the future. We have provided the detail for these conclusions below.

QUALITATIVE CONSIDERATIONS
--------------------------
All eight operating segments:

1) receive revenue for performing the same service - the movement of freight for customers from one point to another

2)  Compete for revenue from customers in the same market (truckload freight)

3) Compete against the same competition, truckload carriers and logistics providers

4)  Are regulated by the same government agencies

5)  Receive payment in US dollars for all services performed

6) Are affected in similar ways by changes in the economic environment in which they compete (for example if the cost of diesel fuel increases, the costs for all operating segments increase with substantially the same operating ratio effect)

QUANTITATIVE CHARACTERISTICS
----------------------------
The Company considers the similarity of operating ratios and operating margins in reaching its conclusion that economic characteristics are similar. Schedule A presents two and five year average operating ratios and margins for each of the eight operating segments. The better indication of long term similarity in economic characteristics is the two year average found in schedule A. This is because the two year average represents a period of time reflecting the operations of all eight operating segments. The five year table includes three years for which East Coast and McNeill had not yet been acquired.

As illustrated in Schedule A, seven of the eight operating segments operate in a narrow operating ratio range from .89 to .94, with a resulting operating margin range from 6% to 11%. These seven operating segments are P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Allen Freight
Services, Inc., Decker Transport Co., Inc, S&L Logistics, and East Coast Transport and Logistics, LLC.

One segment currently operates outside of this narrow range. McNeill Express, Inc. has a two year operating ratio of 1.01. McNeill Express, Inc. was acquired in April of 2004 and we expect its performance to become increasingly similar to the other seven operating segments as its operations continue to be integrated into the entity as a whole, resulting in similar long-term economic characteristics for McNeill Express, Inc. Therefore, based on the above guidance, we believe it is appropriate to aggregate McNeill with the other seven operating segments. In addition, we note that McNeill Express, Inc. provided only approximately 4% of Company wide revenue for the year ended December 31, 2004.

We note that the guidance in the FASB Implementation Guide on SFAS 131, Question #8, indicates that

" the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated."

CONCLUSION
----------
We believe that based on the above consideration of segment identification, aggregation criteria, and finally the qualitative and quantitative economic characteristics our conclusion to aggregate the eight operating segments into one reporting segment is appropriate and in conformance with the guidance provided in SFAS No. 131. However, we will revise notes to the Company's financial statements in future filings to disclose the amount of revenues attributable to the Company's Truckload Freight and Logistics and Brokerage Services.

NOTE 1 - ACCOUNTING POLICIES
----------------------------
- REVENUE RECOGNITION, PAGE 36
------------------------------

3. WE NOTE YOUR REVENUE RECOGNITION POLICY FOR FREIGHT IN TRANSIT AT THE END OF A REPORTING PERIOD. ACCORDING TO YOUR DISCLOSURE, YOU RECOGNIZE REVENUE EQUAL TO THE PERCENTAGE OF RELATIVE TRANSIT MILES COMPLETED TO THE ESTIMATED
TOTAL TRANSIT MILES. FURTHER, IT ALSO APPEARS THAT YOU ESTIMATE AND RECOGNIZE THE RELATED EXPENSES IN PROPORTION TO THE FREIGHT REVENUE RECOGNIZED. PLEASE TELL US SUPPLEMENTALLY WHY YOU BELIEVE YOUR EXPENSE RECOGNITION POLICY COMPLIES WITH THE METHODS PRESCRIBED IN EITF NO. 91-9 WHICH PROVIDES THAT FREIGHT EXPENSES SHOULD BE RECOGNIZED AS INCURRED. IF YOU BELIEVE YOUR RESULTS WOULD NOT BE MATERIALLY DIFFERENT IF EXPENSES WERE RECOGNIZED AS INCURRED, A STATEMENT TOO THIS EFFECT SHOULD BE INCLUDED IN THE NOTES TO YOUR FINANCIAL STATEMENTS.

RESPONSE
--------
The adjustment that is made to expenses is designed specifically to achieve the correct expense cut-off based on when expenses are incurred. The expenses that the note refers to are expenses that are incurred as miles are driven (revenue earned.) Examples of these expenses include driver wage (paid on a per mile basis), fuel and fuel taxes, revenue based insurance premiums, and independent contractor lease expense (paid on a per mile basis), among others. Until the mileage is driven the revenue is not earned and these expenses are not incurred.

The Company's policy on in transit adjustments is consistent with EITF 91-9, alternative 5. - Recognizing revenue based on relative transit time in each reporting period and recognizing expenses as incurred. This policy recognizes expenses in the same period that these expenses provide revenue.

NOTE 2 - ACCOUNTS RECEIVABLE, PAGE 38
-------------------------------------

4. PLEASE TELL US AND CLARIFY IN NOTE 2 WHY THE ANALYSIS OF ACTIVITY IN YOUR ALLOWANCE FOR DOUBTFUL ACCOUNTS DOES NOT INCLUDE A $635,000 REDUCTION TO BAD DEBT EXPENSE RESULTING FROM THE SETTLEMENT OF THE LAWSUIT.

RESPONSE
--------
An expense and an accrued liability (accounts payable) in the amount of $660,055 was recognized in the fourth quarter of 2002 which represented the amount that the Company judged as probable to be paid to the plaintiff in a preferential transfers trial that was filed against Allen Freight Services Co., a subsidiary of P.A.M. Transportation Services, Inc., on October 10, 2002. This amount was determined in accordance with the provisions of SFAS No. 5 - Accounting for Contingencies.

In 2004, the suit was settled for $25,000. Because the accrued liability was recorded in accrued liabilities rather than the allowance for doubtful accounts, the subsequent removal of the liability had no affect on the allowance. The note discussing the fact that the $635,000 settlement was not reflected in the analysis of changes in the allowance for doubtful accounts was provided as a clarification to readers. The $635,000 did not reflect an allowance for uncollectible revenue, but instead an accrual of a contingent liability that no longer existed.

COMMODITY PRICE RISK, PAGE 26
-----------------------------
NOTE 16 - DERIVATIVES AND HEDGING ACTIVITIES, PAGE 49
-----------------------------------------------------

5. PLEASE TELL US AND EXPLAIN IN FURTHER DETAIL IN THE NOTES TO YOUR FINANCIAL STATEMENTS HOW YOU VALUE AND ACCOUNT FOR THE HEATING OIL PRICE DERIVATIVES DISCUSSED ON PAGES 26 AND 27 AND IN NOTE 16 TO YOUR FINANCIAL
STATEMENTS. AS PART OF YOUR RESPONSE AND YOUR REVISED DISCLOSURE, PLEASE EXPLAIN HOW YOU DETERMINE THE FAIR VALUE OF SUCH ARRANGEMENTS AT BOTH DECEMBER 31, 2003 AND 2004 AND EXPLAIN WHY YOU REFLECT CHANGES IN THE FAIR VALUES OF SUCH ARRANGEMENTS AS ADJUSTMENTS TO "OPERATING SUPPLIES EXPENSE" IN YOUR CONSOLIDATED STATEMENTS OF OPERATIONS. IF THIS TREATMENT IS USED BECAUSE YOU BELIEVE THE ARRANGEMENTS SERVE AS HEDGES OF YOUR DIESEL FUEL PURCHASES, EXPLAIN IN DETAIL YOUR BASIS FOR THIS CONCLUSION. WE MAY HAVE FURTHER COMMENT UPON RECEIPT OF YOUR RESPONSE.

RESPONSE
--------
The Company determined that a contract provision in a fuel purchase contract represented an imbedded derivative that required bifurcation from the regular course host contract in accordance with SFAS 133, paragraph 12, items a, b and
c. This imbedded derivative is the portion of the "Price Protection" agreements specifically discussed on page 26, Commodity Price Risk and in Note 16 - Derivatives and Hedging Activities, page 49.

As this derivative is designated as hedging the exposure to variable cash flows of a forecasted transaction (cash flow hedge), and is entirely ineffective, the fair value of the gain or loss has been, and continues to be, immediately reported in earnings. The fair value of the derivative as of 12/31/03 and 12/31/04 was determined by obtaining an offer from the contract holder of the dollar amount required to terminate all future liability under the contracts. Fluctuations in this offer are recorded as an increase or decrease to operating supplies expense (fuel costs) and the balance of the recorded liability.

The agreements terminate in December 2005.


NOTE 18 - ACQUISITIONS, PAGE 50
-------------------------------

6. IN FUTURE FILINGS, PLEASE REVISE TO DISCUSS THE FACTORS THAT CONTRIBUTED TO PURCHASE PRICES THAT RESULTED IN RECOGNITION OF GOODWILL WITH RESPECT TO YOUR ACQUISITIONS OF EAST COAST TRANSPORT, INC. AND MCNEILL TRUCKING INC. ADDITIONALLY, PLEASE INCLUDE CONDENSED BALANCE SHEETS DISCLOSING THE AMOUNTS ASSIGNED TO THE MAJOR CATEGORIES OF ASSETS AND LIABILITIES OF THE ACQUIRED
ENTITIES AT THE ACQUISITION DATES. REFER TO THE REQUIREMENTS OF PARAGRAPH 51C AND 51E OF SFAS NO. 141. ALSO, PLEASE TELL US WHY NO IDENTIFIABLE INTANGIBLES OTHER THAN NON-COMPETE AGREEMENTS WERE RECOGNIZED IN CONNECTION WITH THESE ACQUISITIONS. WE MAY HAVE FURTHER COMMENT UPON RECEIPT OF YOUR RESPONSE.

RESPONSE
--------
The Company will revise future filings to include requirements of SFAS No. 141 paragraphs 51a through h, as applicable.

The Company utilized the guidance of SFAS 141 and SFAS 142 to evaluate the possible existence of intangible assets that meet the criteria for recognition apart from goodwill, as well as, to determine what value and the useful life over which these assets should be amortized if they were found to exist.

The Company recognized goodwill of approximately $6.9 million and $370,000 from the purchase of East Coast Transport, Inc. and McNeill Trucking, Inc. respectively. The goodwill associated with the McNeill Trucking, Inc. purchase related specifically to driving employees and is discussed below. By utilizing the guidance in SFAS 141, paragraph A14, we carefully considered possible intangible assets related to the East Coast Transport, Inc. purchase that would require recognition apart from goodwill. The majority of the items detailed in paragraph A14 were not applicable. However, East Coast did have employees, customers and agents. The consideration of these items is discussed below.

EMPLOYEES- applicable to both East Coast Transport, Inc. and McNeill Trucking,
------------------------------------------------------------------------------
Inc.
----
Due to the fact that there were no employment agreements and the employee base represented an assembled workforce, the Company applied the guidance of SFAS paragraph B168 and B169, which require that "the fair value of an assembled workforce acquired be included in the amount of initially recorded goodwill, regardless of whether it meets the recognition criteria in paragraph 39."


CUSTOMER LISTS - applicable to East Coast Transport, Inc.
---------------------------------------------------------
While an electronic customer list was acquired with the assets of East Coast, the list is strictly confidential and would not be sold, leased, or otherwise exchanged with an external entity and was therefore dismissed from consideration for separation from goodwill.

CUSTOMER BASE - applicable to East Coast Transport, Inc.
--------------------------------------------------------
The customer base acquired with East Coast Transport, Inc. was not bound by contracts. Customers had historically utilized the services of East Coast on an as needed basis, and each customer order was (and still is) negotiated individually, case by case. Upon examination of East Coast's pre-acquisition revenues, it was found that the customer base was not stable and customer revenue volume changed frequently.

Based on these facts, the Company utilized guidance found in SFAS 141, paragraph B165 and determined that the customer base does not meet the criteria for recognition apart from goodwill.

BROKERAGE AGENTS - applicable to East Coast Transport, Inc.
-----------------------------------------------------------
Contracts  were  made  between three brokerage agents and East Coast Transport &
Logistics, LLC (the post-acquisition entity that acquired the assets of East Coast Transport, Inc.) These agents performed services for East Coast Transport, Inc. and agreed to continue to perform similar services for East Coast Transport & Logistics, LLC after the acquisition. However, the contracts allow for 90 day termination by either party, and contain an automatic one year renewal provision that allows for an indefinite extension of the contracts.

Based on the above, it was determined that the agent relationships also represented a workforce in place, and that the contracts basically only establish the basis for compensation. In addition the open nature of the agreements which allow for termination without penalty or indefinite extension, made the estimation of a useful life extremely uncertain. Finally, if a useful life was established, there was no reasonable basis to assign value to the relationships. Therefore, an intangible asset, separate from goodwill, was not recognized for agent relationships.

OTHER
-----
We believe that P.A.M. Transportation Services, Inc. has incorporated the form and spirit of the Sarbanes Oxley Act, as well as, other recent accounting guidance into our corporate culture. We attempt to convey to the public, through our filings, standard items that are required by applicable guidance, information standard to our industry, as well as, information that we generally feel is needed by investors to understand our Company's business and financial position.

P.A.M. Transportation Services, Inc. acknowledges the following:

- P.A.M. Transportation Services, Inc. is responsible for the adequacy and accuracy of financial disclosures made through public filings.

- We understand that SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- We understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Again, we appreciate your comments and will continue to strive to conform to applicable requirements in form and intent.


Respectfully,





/s/ Larry  J.  Goddard
----------------------
Chief  Financial  Officer
P.A.M. Transportation Services, Inc.



                                   SCHEDULE A

                                                   2 YEAR          5 YEAR
     SEGMENT                   METRIC              AVERAGE         AVERAGE
     -------                   ------              --------        --------

P.A.M. Transport, Inc.    Revenue                 95,416,921      87,801,183
                          Operating Expenses      89,357,565      80,248,989
                          Operating Ratio               0.94            0.91
                          Operating Margin              0.06            0.09

P.A.M. Dedicated
 Services, Inc.           Revenue                 51,457,432      47,902,327
                          Operating Expenses      47,759,084      42,844,058
                          Operating Ratio               0.93            0.89
                          Operating Margin              0.07            0.11

Choctaw Express, Inc.     Revenue                 34,611,550      30,476,352
                          Operating Expenses      30,807,159      25,708,326
                          Operating Ratio               0.89            0.84
                          Operating Margin              0.11            0.16

Allen Freight
 Services, Inc.           Revenue                 26,619,672      25,297,385
                          Operating Expenses      24,811,467      23,747,854
                          Operating Ratio               0.93            0.94
                          Operating Margin              0.07            0.06

Decker Transport, Inc.    Revenue                 46,748,249      48,233,339
                          Operating Expenses      44,224,976      45,334,186
                          Operating Ratio               0.95            0.94
                          Operating Margin              0.05            0.06

McNeill Express, Inc.     Revenue                 12,230,291      12,230,291
                          Operating Expenses      12,292,604      12,292,604
                          Operating Ratio               1.01            1.01
                          Operating Margin             (0.01)          (0.01)

S & L Logistics           Revenue                  2,910,911       3,006,806
                          Operating Expenses       2,658,036       2,610,059
                          Operating Ratio               0.91            0.87
                          Operating Margin              0.09            0.13

East Coast Transport
 & Logistics, LLC.        Revenue                 31,515,672      31,515,672
                          Operating Expenses      29,766,897      29,766,897
                          Operating Ratio               0.94            0.94
                          Operating Margin              0.06            0.06

Corporate                 Revenue
                          Operating Expenses        (103,057)        782,998
                          Operating  Ratio
                          Operating  Margin

P.A.M. Transportation
 Services, Inc.           Revenue                301,510,695     259,614,416
                          Operating Expenses     281,574,730     237,578,259
                          Operating Ratio               0.93            0.92
                          Operating Margin              0.07            0.08


* Note 1: Operating Ratio is the prevailing metric of operating efficiency within the trucking industry and is calculating by dividing operating expenses by operating revenues.

**  Note  2:   Operating  Margin  for  the purpose of this analysis is operating revenue less operating expenses divided by operating revenue.